

台和商事控股有限公司

DAIWA ASSOCIATE HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

03 JUL 28 AM 7:21



Licence No. E084
HONG KONG
Q MARK



ISO 9002
DNV
QUALITY ASSURED STOCKIST
NATIONAL ACCREDITATION OF CERTIFICATION BODIES

Certificate No. 2998

Exemption No. 82-4402

17 July 2003



03024844

The U. S. Securities and Exchange Commission
450 Fifth Street, N.W.
Room 3099
Office of International Corporate Finance
Mail Stop 3 – 7
Washington D.C. 20549
USA

By registered air-mail

PROCESSED
AUG 12 2003
THOMSON
FINANCIAL

SUPPL

Dear Sirs

Daiwa Associate Holdings Limited
Exemption No. 82-4402

On behalf of Daiwa Associate Holdings Limited, a company incorporated in Bermuda and listed in Hong Kong, we are furnishing herewith the document described below pursuant to Rule 12g3-2(b) under the Securities Exchange Act 1934:

The Company's Announcement regarding its consolidated financial results for the year ended 31 March 2003 and the Company's Notice of Annual General Meeting, both dated 17 July 2003 published (in the English language) in the *Standard*, and published (in the Chinese language) in the *Hong Kong Economic Times*, both on 17 July 2003.

The Chinese version of the announcement substantially restates the information appearing elsewhere in English.

We would appreciate your acknowledging receipt of the foregoing by stamping and returning the enclosed copy of this letter.

Yours truly,

Crystal LAM
Company Secretary

Enc.

dlw 7/29

(Page 1)

03 JUL 28 AM

DAIWA ASSOCIATE HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

RESULTS FOR THE YEAR ENDED 31 MARCH 2003

On behalf of Daiwa Associate Holdings Limited, I would like to present to shareholders the Group's audited report for the year ended 31 March 2003.

I am taking this opportunity to express our gratitude to the Group's staff for their contributions enabling the Group to work through a tough business environment and securing a fair performance for the preceding year.

RESULTS AND DIVIDEND

The Group recorded a consolidated net profit after taxation and minority interests for the year ended 31 March 2003 of HK$12.3 million, representing a growth of 19% from last reported year. Basic earnings per share was HK7.76 cents (2002: HK6.51 cents).

During the year, turnover of the Group increased from HK$733.6 million to HK$773.5 million, representing an increase of 5.4% from that of the previous financial year.

The Board of Directors has proposed a final dividend of HK1.5 cents per ordinary share payable to shareholders whose names appear on the Register of Members of the Company on 15 August 2003. Subject to the shareholders' approval at the forthcoming annual general meeting, the dividend will be payable on 5 September 2003. During this year, an interim dividend of HK1.5 cents per ordinary share amounting to HK$2.4 million was distributed.

CLOSURE OF REGISTER OF MEMBERS

The Register of Members of the Company will be closed from Monday, 18 August 2003 to Friday, 22 August 2003, both days inclusive, during which period no transfer of shares can be registered. In order to qualify for the final dividend, all properly completed transfer forms accompanied by relevant share certificates must be lodged with Abacus Share Registrars Limited, G/F, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong, for registration not later than 4:00 p.m. on Friday, 15 August 2003.

LIQUIDITY AND FINANCIAL RESOURCES

At 31 March 2003, the Group's net current assets amounted to HK$143.6 million and the shareholders' funds were HK$274.4 million. The amount of total borrowings and finance lease obligations was at low level of $43 million and the gearing ratio, which is defined as total borrowings, excluding minority interests and deferred taxation to shareholders' funds was 0.16. The year-end cash and bank balances were HK$60.8 million while after net of bank borrowings was HK$23 million.

At 31 March 2003, total available banking facilities of the Group were approximately HK$147.9 million, of which HK$90.7 million was available for use. Finance lease obligations outstanding on the same date amounted to HK$5.2 million.

The Group's assets were financed by shareholders' funds, trade payables and bank borrowings. Trade payables and bank borrowings are repayable within one year. The borrowings, cash and cash equivalents were mainly denominated in Hong Kong dollars, US dollars or Renminbi. As the exchange rates of these currencies are relatively stable, the Group did not use any financial instruments to hedge the foreign currency liabilities, assets or investments. Instead, the Group monitored the mix of the borrowings and cash and cash equivalents relating to these currencies to minimize the effect of the exchange risk. The Group's borrowings were bearing interest at floating rates. At 31 March 2003, the Group did not pledge any fixed assets for securing banking facilities.

Due to the introduction of new distribution line and the increased turnover in the reported year, inventory level was increased to HK$121.3 million (2002: HK$82.8 million). Stock turnover was under 60 days for both years.

As the core of future, the Group laid great effort in product research and development activities as well as production process re-engineering. During the year, except for the capital expenditure, total amount incurred for these activities was approximately HK$6.5 million, which has been charged to the current year's profit and loss account.

BUSINESS REVIEW AND PROSPECT

The Group is engaged in two major businesses, namely:

— Manufacturing and Distribution of Electronic Components

— EMS (Electronic Manufacturing Services), OEM and ODM business

Electronic Components

Turnover under this category of the reporting year was HK$493.6 million representing ... when compare with that of last reported year (2002: HK$464.8 ...

The contribution of local delivery and sales promotion in PRC towards electronic components business became more and more significant. The sector had established various important sales offices in Shenzhen, Guangzhou, Shanghai and Beijing. The sector also provided strong logistic support by setting up liaison offices in free trade zones and setting up various warehouses close to major customers to furnish the just-in-time delivery and supportive services.

In the reporting year, although product prices and demand for electronic components dropped and certain sale orders were given up because profit margin fell below the Group's expectations, by the joint effort of HK and China sales team and engineering staff, turnover for this segment was recorded as $379 million, representing only a slightly decrease of 3%, while gross profit contribution to the Group was $34.2 million, representing a increase of 12% when compared with the same period last year.

In addition to maintaining good and reliable supply of electronic components, the Group was on providing advanced engineering support for software as well as design-in for customers that the customers can enjoy a total solution of one-stop purchase of major components. In the reporting year, by employing MCU (Micro Computer Unit) and RISC IC (Reduced Instruction Set Computer), the sector successfully provided solutions for VCD, Boom-box, Music Centre, Set-top Web Box and Power Supply.

As an after result of signing new distributorship agreement with new principal suppliers, inventories and accounts receivable of this sector were slightly increased. We have accounted for such increases and they are expected to be restored to normal upon the development of the new product line.

The management believes that by the development of new product lines of components together with the market development in PRC, business in this sector would have a new highlight in the coming year.

EMS (Electronic Manufacturing Service), OEM and ODM

The sales turnover of this sector was $280 million which represented a growth of 4.2% when compare with the same period of last reported year (2002: HK$268.7 million).

Electronic Manufacturing Services by providing quality products and services to demanding customers is one of the major contributors to the Group's profit.

The Group endeavor to explore new technologies in assembling and developments of electronic products from simple audio boom-box to GPS antenna and telecommunication parts. In the reporting year, a new premise for the EMS was built and new equipment was setting up to further facilitate the EMS manufacturing.

The expansion of dustproof clean-room and anti-statistic assembling floors in the new production plant could further enable the sector to meet the qualification from demanding EMS customers. The sector had procured advanced SMD mounters, high precision automatic solder paste printer, automatic optical checker, in-circuit tester and nitrogen filled re-flow furnace to equip the surface mounted manufacturing capability for the EMS business.

The performance of OEM and ODM business of consumer electronics was stable. The Group maintained strong engineering teams in mechanical, electronic as well as software engineering. As one of the a few qualified manufacturers of renowned and sizable end buyers such as Wal-Mart and Kmart, the Group gained quite a number of new customers. The management expected that business in this aspect would have a reasonable growth in the forthcoming years.

Reliable quality control and quality assurance is the essential success factor to the Group's EMS, ODM and OEM business. Other than the ISO9000 certification, the Group is now implementing management systems towards the certification of ISO14000 environmental certification, the QS9000 automobile certification as well as the 6-sigma quality management system.

EMPLOYEES

At 31 March 2003, the Group employed a total of approximately 3,500 employees of which 120 were Hong Kong based while most of the others were PRC employees. Sales personnel are remunerated by salaries and incentives in accordance with the achievement of their sales target. General staff are offered salaries and year-end discretionary bonus which is based on the divisional profit and individual performance. The Group also provided a Mandatory Provident Fund and medical benefits to all Hong Kong employees. While for PRC employees, the Group made contributions to state-sponsored retirement plans as stipulated by the PRC rules and regulations.

Commencing from 1 April 2002, the Group has adopted the following Statements of Standard Accounting Practice ("SSAPs") issued by the HKSA, which are effective for accounting periods commencing on or after 1 January 2002:

SSAP 1 (revised) :	Presentation of financial statements
SSAP 11 (revised) :	Foreign currency translation
SSAP 15 (revised) :	Cash flow statements
SSAP 34 :	Employee benefits

According to SSAP 34, provision is made for the estimated liability for long service payments that the Group may have to pay to employees on termination of their employment or retirement. In prior periods, no provision was made for long service payments. The effect of this change in accounting policy has been recorded retrospectively as a prior year adjustment. An increase in long term liabilities of HK$700,000 has been reflected in the consolidated balance sheet at 31 March 2002; and the opening retained profits at 1 April 2002 and 2001 have been decreased by HK$700,000 and HK$546,000 respectively, which represent accumulated provision of long service payments not recognised at 31 March 2002 and 2001.

The adoption of SSAP 1 (revised), SSAP 11 (revised) and SSAP 15 (revised) have no material effect on the accounts except for certain presentational changes which have been made upon the adoptions.

The 2002 comparative figures presented herein have incorporated the effect on the adoption of the new/revised SSAPs.

2. **Segment Information**

An analysis of the Group's turnover and contribution to operating profit by business segment and geographical segment for the year is as follows:

(a) **By business segments:**

	Manufacturing and distribution of electronic components 2003 HK$'000	Electronic manufacturing services 2003 HK$'000	Eliminations 2003 HK$'000	Group 2003 HK$'000
Turnover				
External sales	493,556	279,931		
Inter-segment sales	5,042	1,470	(6,512)	
	498,598	281,401	(6,512)	773,487
Segment operating profits	6,638	11,577		18,215
	2002 HK$'000	2002 HK$'000	2002 HK$'000	2002 HK$'000
Turnover				
External sales	464,819	268,755		
Inter-segment sales	5,438	3,090	(8,528)	
	470,257	271,845	(8,528)	733,574
Segment operating profits	3,404	13,392		16,796

(b) **By geographical segments:**

	Turnover 2003 HK$'000	Turnover 2002 HK$'000
Hong Kong and Mainland China	484,165	466,563
USA	115,598	129,486
Europe	70,178	53,300
Japan	87,267	66,164
Other Asian countries	16,279	18,061
	773,487	733,574

No analysis of the contribution to operating profit by geographical segment has been prepared as no contribution to profit from any of the above geographical segment is substantially out of line with the normal ratio of profit to turnover.

ponent Manufacturing

Group is engaged in manufacturing of Diodes (DO35, DO34, mini-MELF and l packages), Transistors (SOT23 and TO92 packages), Variable Resistors, ronic Wires and Harnesses.

es

Group has over 15 years of experience in manufacturing of the epoxy psulated DO-41, glass encapsulated DO35, DO34 and mini-MELF diodes. Major ls of these packages are employed as rectifier diodes, switching diodes and diodes from axial types to surfaced mounted types. The diodes are generally ed for almost every kind of electronic products and the demand is essential and antial.

Group spent substantial efforts to enhance the quality, efficiency and product rate of the diodes to reduce the costs. Although the Group faced big pressure oduct price deduction, the Group stood firm as one of the market leaders of this try by offering competitive prices with high quality. Capacity of the diodes ased quarter by quarter and turnover increased by more than 90%. At the same profit margin increased by 5.3% when compared with that of the last reported

al lead-wire was one of the major cost elements of the diodes and the Group nvested more than HK$8 million in the new lead-wire forming machine and facturing equipment for the diodes. In the reporting year, most of the lead-wire s sector was supplied by third party manufacturers, which resulted in less room ost reduction and less flexible in delivery schedules. Through the enhancement oduction facilities and equipment in this sector, cost of the diodes is expected to duced substantially and bring in considerable contribution to the profit of this r.

sistors

and for transistors dropped drastically and there was huge global excess supply OT-23 and TO-92 packages. For some massive models, prices dropped below roduction cost. Facing this adverse situation, the Group had re-phased the l of production management to improve flexibility. The Group targeted on small s with short lead-time and demanded specifications. By investing extra gement resources to cater for these orders of semi-tailor made transistors, the ction was distinctive over market players of the similar production size. Turnover s sector was thus increased by 50%.

and harnesses

facturing of electronic wire and harnesses is still at an entry level of business e Group. Main application of this category is for consumer electronic such as r cords, electronic wires, computer cables and connectors etc. The demand for ector was steady. In the past year, the Group had obtained more international y standard approval such as UL, CUL, CCEE, VDE, CSA and BT for new ories. Quality of these products maintained steady and the sector had started pply products to PRC customers. Turnover of this sector was not substantial compared with core sectors of the Group but still had a 50% growth from last

ronic Component Distribution

Group is one of the leading distributors of electronic components in Hong Kong PRC. As an authorized distributor for Toshiba, Panasonic, Rohm, On-onductor, Liteon and Sino America, the Group had professionally marketed ated circuits, transistors, microprocessors, discrete and passive electronic onents of these renowned brands. Major application of electronic components s sector were audio and video products, electronic toys, power supplies, hold appliances, air-conditioners and other consumer electronics. In the ing year, the Group entered into new distributorship agreement with Arnold etics Limited, a key supplier of high efficiency ferric powder magnetic core for management.

FUTURE PROSPECT

The Group will continue to maintain low bank borrowings in the coming year that the Group will minimize bank charges and interest.

The new distributorship from renowned principal suppliers in the distribution business of electronic components will further enhance the penetration and profitability of the distribution sector of electronic components.

In the manufacturing of diodes, after the setting up of new Dumet lead-wire facilities, cost of glass diodes would substantially be reduced. The management is now discussing with a renowned international customer to gain new substantial OEM contract of production under their own label.

The Group has entered into contract to acquire all the shares (39%) of a jointly controlled entity in Zhao Qing from the local government. The jointly controlled entity owns most parts of production facilities in manufacturing of DO-41 rectifier diodes and TO92 transistors. After this acquisition, the Group is expected to be more flexible in developments and consolidations of productions in more economical form.

After the setting up of advanced new production site and new SMD facilities in Yientien, PRC, the Group is now in discussions with potential EMS customers to move their production sites to the Group's new facility in the forthcoming years.

The management believes that the coming year will be a developing year. Advanced management and technologies will lead the Group to be distinctive over competitors.

CONSOLIDATED PROFIT AND LOSS ACCOUNT

For the year ended 31 March 2003

	Note	2003 HK$'000	(Restated) 2002 HK$'000
Turnover	2	773,487	733,574
Cost of sales		(669,581)	(636,706)
Gross profit		103,906	96,868
Other revenues		809	5,202
Selling expenses		(21,551)	(19,630)
General and administrative expenses		(64,949)	(65,644)
Operating profit	3	18,215	16,796
Finance cost		(764)	(3,701)
Share of losses of jointly controlled entities		(3,298)	(1,363)
Profit before taxation		14,153	11,732
Taxation	4	(1,969)	(1,944)
Profit after taxation		12,184	9,788
Minority interests		150	573
Profit attributable to shareholders		12,334	10,361
Dividends	5	4,764	4,777
Earnings per share			
— Basic	6	7.76 cents	6.51 cents
— Diluted	6	7.75 cents	6.50 cents

Notes:

1. **Principal Accounting Policies**

   The accounts have been prepared in accordance with accounting principles generally accepted in Hong Kong and comply with accounting standards issued by the Hong Kong Society of Accountants ("HKSA").

   The accounts have been prepared on the historical cost basis.

3. **Operating Profit**

Operating profit is stated after charging and crediting the following:

	2003 HK$'000	2002 HK$'000
Charging:		
Depreciation charges	10,257	9,882
Loss on disposal of fixed assets	185	156
Staff cost (exclusive of directors' emoluments)	59,559	58,609
Directors' emoluments	6,391	7,447
Operating lease rental in respect of office premises and machinery	1,754	2,591
Amortisation of intangible assets	305	305
Provision for bad and doubtful debts	1,025	1,893
Provision for inventory losses	180	56
Auditors' remuneration	729	678
Crediting:		
Interest income	467	2,146

4. **Taxation**

	2003 HK$'000	2002 HK$'000
Current:—		
Hong Kong profits tax		
Current year	1,514	2,136
Over provisions in previous years	(65)	(306)
Mainland China enterprise income tax	520	114
	1,969	1,944

The Company is exempted from taxation in Bermuda. Hong Kong profits tax has been provided at the rate of 16% (2002: 16%) on the estimated assessable profits arising in or derived from Hong Kong. Mainland China enterprise income tax is calculated at the rates applicable to the respective subsidiaries.

5. **Dividends**

	2003 HK$'000	2002 HK$'000
Interim, paid, of HK$0.015 (2002: HK$0.02) per ordinary share	2,382	3,182
Final, proposed, of HK$0.015 (2002: HK$0.01) per ordinary share	2,382	1,595
	4,764	4,777

6. **Earnings per share**

The calculation of basic and diluted earnings per share are based on the Group's profit attributable to shareholders of HK$12,334,000 (restated 2002: HK$10,361,000).

The basic earnings per share is based on the weighted average of 159,033,189 (2002: 159,121,600) ordinary shares in issue during the year.

The diluted earnings per share is based on 159,033,189 (2002: 159,121,600) ordinary shares which is the weighted average number of ordinary shares in issue during the year plus the weighted average of 86,023 (2002: 319,113) ordinary shares deemed to be issued at no consideration if all outstanding share options had been exercised.

7. **Reserves**

	2003 HK$'000	2002 HK$'000
At 1 April as restated	250,127	250,711
Exchange difference on translation of accounts of overseas subsidiaries and jointly controlled entities	136	193
Issue of ordinary shares	133	—
Repurchase of ordinary shares	(261)	—
Profit for the year	12,334	10,361
Final dividend paid	(1,595)	(7,956)
Interim dividend paid	(2,382)	(3,182)
At 31 March	258,492	250,127

CODE OF BEST PRACTICE

The Company was in compliance with the Code of Best Practice as set out in Appendix 14 of the Listing Rules throughout the financial year except for not specifying the terms of appointment of independent non-executive directors.

According to the bye-laws of the Company, independent non-executive directors are subject to retirement by rotation and re-election at the annual general meeting.

AUDIT COMMITTEE

Audit Committee has been established since 1999 in accordance with the Code of Best Practice as set out in Appendix 14 of the Listing Rules. It provides an important link between the Board and the Company's auditors in matters coming within the scope of the group audit. It also reviews the effectiveness of both the external and internal audit and of internal controls and risk evaluation. The Committee comprises two independent non-executive directors and two meetings were held during the financial year.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

During the year ended 31 March 2003, the Company purchased a total of 662,000 shares of HK$0.10 each of the Company on The Stock Exchange of Hong Kong Limited, all of which shares were cancelled. Particulars of the shares repurchased are as follows:

Trading Month/Year	Number of shares repurchased	Price per share Highest price paid HK$	Price per share Lowest price paid HK$	Total cost (Including expenses) HK$
August 2002	522,000	0.54	0.46	261,147.56
September 2002	120,000	0.50	0.42	57,770.89
October 2002	20,000	0.40	0.40	8,110.96
	662,000			327,029.41

PUBLICATION OF DETAILED RESULTS ANNOUNCEMENT ON THE STOCK EXCHANGE OF HONG KONG LIMITED'S WEBSITE

A detailed results announcement of the Group for the year ended 31 March 2003 containing all information required by paragraphs 45(1) to 45(3) of Appendix 16 to the Listing Rules of The Stock Exchange of Hong Kong Limited will be published on the website of the Stock Exchange of Hong Kong Limited in due course.

By order of the Board
LAU Tak Wan
President

Hong Kong, 16 July 2003

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the 2003 Annual General Meeting of Daiwa Associate Holdings Limited (the "Company") will be held at Magnolia & Camomile Room, Lower Level 2, Kowloon Shangri-La, 64 Mody Road, Kowloon, Hong Kong on Friday, 22 August 2003 at 3:30p.m., for the following purposes:

1. To receive and consider the Audited Accounts and the Reports of the Directors and Auditors for the year ended 31 March 2003;
2. To declare a final dividend;
3. To re-elect directors and to authorise the Board of Directors to fix their remuneration;
4. To re-appoint auditors and to authorise the Board of Directors to fix their remuneration; and
5. To consider and, if thought fit, pass with or without amendments, by way of special business, the following Ordinary Resolutions:

(1) "THAT:

(a) subject to paragraph (c) below, the exercise by the directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue and deal with additional shares in the capital of the Company and to make or grant offers, agreements and options which would or might require the exercise of such power be and is hereby generally and unconditionally approved;

(b) the approval in paragraph (a) above shall authorise the directors of the Company during the Relevant Period to make or grant offers, agreements and options which would or might require the exercise of such power after the end of the Relevant Period;

(c) the aggregate nominal value of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the directors of the Company pursuant to the approval in paragraph (a) above, otherwise than pursuant to (i) a rights issue (as hereinafter defined), or (ii) an issue of shares upon the exercise of the subscription rights attaching to any warrants which may be issued by the Company from time to time, or (iii) an issue of shares pursuant to the exercise of options granted pursuant to a share option scheme adopted by the Company under any option scheme or similar arrangement for the time being adopted for the grant or issue to employees (including executive directors) of the Company and/or any of its subsidiaries of shares or rights to acquire shares; or (iv) any scrip dividend scheme or similar arrangement providing for the allotment and issue of shares in the Company in lieu of the whole or part of a dividend on shares in the Company in accordance with the bye-laws of the Company, shall not exceed 20 per cent of the aggregate nominal amount of the share capital of the Company in issue at the date of passing of this Resolution and the said approval shall be limited accordingly; and

(d) for the purpose of this resolution:

"Relevant Period" means the period from the passing of this resolution until whichever is the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the bye-laws of the Company or the Companies Act 1981 of Bermuda or any applicable laws to be held; and

(iii) the revocation or variations of the authority given under this resolution by an ordinary resolution of the shareholders of the Company in general meeting.

"Rights Issue" means an offer of shares of the Company or issue of options to subscribe for shares of the Company open for a period fixed by the directors of the Company to holders of shares whose names appear on the register of members of the Company on a fixed record date in proportion to their then holdings of such shares (subject to such exclusion or other arrangements as the directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory applicable to the Company)."

(2) "THAT:

(a) subject to paragraph (b) below, the exercise by the directors of the Company during the Relevant Period (as hereinafter defined) of all powers of the Company to purchase its own shares, subject to and in accordance with all applicable laws and regulations, the bye-laws of the Company and/or the requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited or of any other stock exchange as amended from time to time, be and is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of shares of the Company to be purchased by the Company pursuant to the approval in paragraph (a) above during the Relevant Period shall not exceed 10 per cent of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing of this resolution and the said approval shall be limited accordingly; and

(c) for the purposes of this resolution, "Relevant Period" means the period from the passing of this resolution until whichever is the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the bye-laws of the Company or the Companies Act 1981 of Bermuda or any other applicable law to be held; or

(iii) the revocation or variations of the authority given under this resolution by an ordinary resolution of the shareholders of the Company in general meeting."

(3) "THAT:

conditional upon the passing of Ordinary Resolutions Nos. (1) and (2) as set out in item 5 of the notice convening this meeting, the general mandate granted to the directors of the Company to exercise the powers of the Company to allot, issue and deal with the shares in the Company pursuant to Ordinary Resolution No. (1) as set out in item 5 of the notice convening this meeting be and is hereby extended by the addition thereto of an amount representing the aggregate nominal amount of the share capital of the Company repurchased by the Company under the authority granted pursuant to Ordinary Resolution No. (2) as set out in item 5 of the notice convening this meeting, providing that such amount shall not exceed 10 per cent of the aggregate nominal amount of the share capital of the Company in issue at the date of this Resolution.

By Order of the Board
LAM Bock Yick, Crystal
Company Secretary

Hong Kong, 16 July 2003

Notes:

1. A member entitled to attend and vote at the Annual General Meeting is entitled to appoint a proxy or proxies to attend and vote on his behalf. A proxy need not be a member of the Company. Completion and return of a form of proxy will not preclude a member from attending and voting in person at the meeting.
2. In order to be valid, a form of proxy together with a power of attorney or other authority (if any) under which it is signed, or a notarially certified copy thereof, must be deposited at the office of the Company's branch registrar in Hong Kong, Abacus Share Registrars Limited, G/F, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong, not less than 48 hours before the time appointed for holding the meeting or adjourned meeting or poll (as the case may be).
3. The Register of Members of the Company will be closed from Monday, 18 August 2003 to Friday, 22 August 2003, both days inclusive, during which period no transfer of shares can be registered. In order to qualify for the final dividend, all properly completed transfer forms accompanied by relevant share certificates must be lodged with Abacus Share Registrars Limited, G/F, Bank of East Asia Harbour View Centre, 56 Gloucester



DAIWA ASSOCIATE HOLDINGS LIMITED
台和商事控股有限公司

(於百慕達註冊成立之有限公司)

截至二零零三年三月三十一日止年度業績

本人謹代表台和商事控股有限公司向各股東提呈截至二零零三年三月三十一日止年度之週年報告。

本人藉此感謝各員工對集團之貢獻及努力，共渡艱難的營商環境及確保集團於過去一年成績尚穩健。

業績及股息

截至二零零三年三月三十一日止年度，本集團錄得除稅及少數股東權益後之綜合淨盈利一千二百三十萬港元，比去年同期增加百分之十九。每股基本盈利為7.76港仙（二零零二年：6.51港仙）。

本年度集團之營業額由去年七億三千三百六十萬港元增加至七億七千三百五十萬港元，增長百分之五點四。

董事局建議向於二零零三年八月十五日名列本公司股東名冊之股東派發末期股息每股1.5港仙。如股東週年大會上獲股東通過，末期股息將於二零零三年九月五日派發。本年度已派發中期股息每普通股派1.5港仙，合共二百四十萬港元。

暫停辦理股份過戶登記

本公司將於二零零三年八月十八日（星期一）至二零零三年八月二十二（星期五）（包括首尾兩日）期間暫停辦理股份過戶登記手續。為符合獲派末期股息之資格，所有股份過戶文件連同有關股票及過戶表格，最遲須於二零零三年八月十五日（星期五）下午四時前送達雅柏勤證券登記有限公司（地址為香港灣仔告士打道56號東亞銀行港灣中心地下）。

流動資金及財務資源

於二零零三年三月三十一日，本集團之流動資產淨值達一億四千三百六十萬港元，而股東資本為二億七千四百四十萬港元。貸款與融資租約承擔總額維持低水平於四千三百萬港元，而資本負債比率（借貸總額扣除少數股東權益及延遞稅項後除以股東資金）為0.16。年底現金及銀行結餘為六千零八十萬港元，而扣除銀行借貸後，結餘為二千三百萬港元。

於二零零三年三月三十一日，本集團所獲之總銀行信貸額約一億四千七百九十萬港元，而仍可動用之信貸額為九千零七十萬港元。在同日融資租約承擔為五百二十萬港元。

本集團之資產由股東資金、應付營業賬項及銀行借貸組成。應付營業賬項及銀行借貸需於一年內償還。借貸、現金及現金等額主要以港元、美元及人民幣為單位。由於這些貨幣匯率較穩定，本集團在外幣負債、資產及投資沒有使用貨幣對沖工具。本集團監控與以上貨幣組合有關之負債、現金及現金等額，以減低匯兌風險。集團之貸款均按浮動息率計算。於二零零三年三月三十一日，本集團並無抵押固定資產作銀行信貸。

由於本年度引進新經銷線及營業額增加，存貨水平上升至一億二千一百三十萬港元（二零零二年：八千二百八十萬港元），兩年之庫存流轉均低於六十天。

集團為未來之增長而致力產品之研究及開發，與及生產工藝流程更新。本年度此等支出除資本性支出外，約為六百五十萬港元，並已列入損益賬中。

業務回顧及前景

本集團致力於以下二項主要業務：

— 製造及經銷電子元器件業務

— EMS（電子專業生產服務）、OEM及ODM業務

電子元器件

本年度此方面之營業額為四億九千三百六十萬港元，比去年增長百分之六點二（二零零二年：四億六千四百八十萬港元）。

元器件製造業務

本集團從事製造二極管（DO35、DO34、微型MELF及DO41封裝）、三極管（SOT23及TO92封裝）、可變電阻及電線。

二極管

本集團已有超過十五年經驗製造環氧樹脂封裝之DO41、玻璃封裝之DO35、DO34及微型MELF貼片型及插孔型號之整流、開關及穩壓二極管。二極管普遍應用於各種電子產品，有基本及龐大之需求量。

本集團致力於提高品質、效率及高產品及格率，以減低成本。雖然產品面對重大減價壓力，惟集團能以具競爭力之售價及配合高產品質素，穩站成為其中一個市場領導者。二極管之生產能力按季度增加，營業額亦上升超過百分之九十，同時毛利率比去年上升百分之五點三。

雙金屬引線乃生產二極管其中之一個主要成本因素。本集團已投資超過八百萬港元添置簇新之二極管引線製造設備。本年度，由於大部份之金屬線由外間之製造商供應，因此可減低成本之空間較少，對交貨之安排亦較缺乏彈性。藉著增加這方面的生產設備，預期二極管之成本可大幅減少，同時為此業務帶來較大之利潤貢獻。

三極管

由於三極管之需求大幅下降及SOT-23及TO-92封裝全球供應過剩，一些大產量型號之價格更跌至低於生產成本。面對此不利情況下，集團已重整生產管理模式以改善生產彈性。集團將目標放於短交貨期及規格要求嚴格之小量訂單。藉著額外管理資源以迎合這些半度身訂造之三極管訂單，從而較同類規模之生產商優勝。此部份之營業額因此上升百分之五十。

電線

製造電線業務在整個集團中仍是處於初階水平。產品主要應用於電子消費產品如電源線、電子線、電腦電線及連接器等，此方面之需求穩定。去年集團已為新類型產品取得更多如UL、CUL、CCEE、VDE、CSA及BT等之國際安全標準證書。產品之品質亦維持穩定，並已開始供應給中國國內之客戶。此部份之營業額與集團其他核心業務比較並不顯著，但本年仍有百分之五十增長。

電子元器件經銷業務

本集團是香港及國內電子元器件經銷業之其中一領導者。作為東芝、松下、Rohm、On-Semiconductor、Liteon及Sino America之授權經銷商，集團專業為這些著名品牌開拓集成電路、三極管、微型處理器、分裂及靜態（discrete and passive）電子元器件之市場。此類型電子元器件主要應用於影音產品、電子玩具、電源、家電、空調及其他電子消費產品等。本年度集團已與一家為能源管理生產高效率磁粉芯之主要供應商Arnold Magnetics Limited簽訂新代理協議。

要求於國內供貨及推廣服務，對電子元器件經銷業務之貢獻越來越重要。集團在深圳、廣州、上海及北京已成立多個銷售分公司。此外，集團提供強大物流支援，於保稅區設立辦事處及在接近主要客戶區域設立倉庫，以提供準時交貨之後勤服務。

本年度，雖然電子元器件之價格及需求均下降，集團放棄了一些毛利低於期望之訂單。但由於香港及國內經銷隊伍及工程部員工之共同努力，此部份之營業額錄得三億七千九百萬港元，只輕微下降百分之三，而毛利貢獻則為三千四百二十萬港元，比去年同期上

附註：

1. **主要會計政策**

本賬目乃按照香港公認之會計原則及香港會計師公會頒佈之會計標準編製。

本賬目乃根據歷史成本為計算基本。

由二零零二年四月一日起，本集團採納下列由香港會計師公會頒佈之會計實務準則（「會計準則」），該等會計準則於二零零二年一月一日或以後開始之會計期間生效：

會計準則第1號（經修訂） ： 「財務報表之呈報」
會計準則第11號（經修訂） ： 「外幣換算」
會計準則第15號（經修訂） ： 「現金流量表」
會計準則第34號 ： 「僱員福利」

根據會計準則第34號，如解僱僱員或僱員退休，集團或需支付予僱員長期服務金，因此需為長期服務金之估計負債作出準備。在以往期間，本集團並無就僱員長期服務金作出準備。此會計政策變更之影響已於以往年度作出調整。於二零零二年三月三十一日之綜合資產負債表內，亦反映長期負債因此增加700,000港元及二零零二年及二零零一年四月一日之年初保留盈利分別減少700,000港元及546,000港元，此等是並未於二零零二年及二零零一年三月三十一日反映之累計長期服務金準備。

除因若干呈列上變更外，採納會計準則第1號（經修訂）、會計準則第11號（經修訂）及會計準則第15號（經修訂）對集團之賬目並無重大影響。

於本報表所呈列之二零零二年度之比較數字已包括因採用這些新訂／經修訂之會計實務準則之影響。

2. **分部資料**

本集團於本年度之營業額及經營盈利貢獻依主要業務及經營地區分析如下：

(a) *以業務分部資料：*

	製造及經銷電子元器件	電子專業生產服務	抵銷項	集團
	二零零三	二零零三	二零零三	二零零三
	千港元	千港元	千港元	千港元
營業額				
業外銷售	493,556	279,931		
分部間銷售	5,042	1,470	(6,512)	
	498,598	281,401	(6,512)	773,487
分部經營盈利	6,638	11,577		18,215
	二零零二	二零零二	二零零二	二零零二
	千港元	千港元	千港元	千港元
營業額				
業外銷售	464,819	268,755		
分部間銷售	5,438	3,090	(8,528)	
	470,257	271,845	(8,528)	733,574
分部經營盈利	3,404	13,392		16,796

(b) *以地區分部資料：*

	營業額	
	二零零三	二零零二
	千港元	千港元
香港及中國大陸	484,165	466,563
美國	115,598	129,486
歐洲	70,178	53,300
日本	87,267	66,164
其他亞洲國家	16,279	18,061
	773,487	733,574

由於上述以地區劃分之經營盈利貢獻大致上符合正常之盈利與營業額比率，故並無按地區分析經營之盈利貢獻。

3. **經營盈利**

經營盈利已扣除及計入：

	二零零三	二零零二
	千港元	千港元
扣除：		
折舊費用	10,257	9,882
固定資產變賣虧損	185	156
員工成本（不包括董事酬金）	59,559	58,609
董事酬金	6,391	7,447
辦公室及機器之營運租約租金	1,754	2,591
無形資產攤銷	305	305
呆壞賬準備	1,025	1,893
存貨損失準備	180	56
核數師酬金	729	678
計入：		
利息收入	467	2,146

4. **稅項**

	二零零三	二零零二
	千港元	千港元
當期：		
香港利得稅		

EMS(電子專業生產服務)，OEM及ODM

此部份之營業額為二億八千萬港元，比去年同期增長百分之四點二（二零零二年：二億六千八百七十萬港元）。

為要求嚴格之客戶提供優質電子專業生產服務，是集團其中一個主要盈利來源。

本集團不斷探索電子產品裝配之新技術及發展由簡單手提音響組合，衛星天線到電訊零件之新電子產品。本年度，EMS新大樓已建成，並正在裝置新設備，進一步強化EMS生產。

無塵間及無靜電裝配工場擴充後，更能確保產品品質符合EMS客戶之嚴格要求。此部門已添置先進之SMD貼片機、精確自動化焊接打印機、自動化光學檢測儀、in-circuit測量器、充氮回流爐，以加強EMS業務貼片裝配之生產能力。

原產品設計及生產(OEM, ODM)電子消費產品製造業務表現穩定，集團於機械，電子及軟件工程方面擁有強大之隊伍。本集團成為著名大型貿易商如Wal-Mart及Kmart等之其中一個少數合資格生產商後，亦獲得一定數量之新客戶。管理層預測此方面業務於未來數年有合理之增長。

集團擁有可靠之品質控制及品質保證系統是EMS、ODM及OEM業務之主要成功因素。除了獲得ISO9000認證外，集團現正準備ISO14000之環保認證、QS9000之汽車業認證及6-Sigma等之品質管理系統。

員工

於二零零三年三月三十一日，本集團共聘請了約三千五百名僱員，其中香港有一百二十名，其餘大部份為國內僱員。業務員之薪酬包括工資及佣金，佣金是按個人營業指標而釐定；一般僱員除薪金外，可享有年終花紅，資額因應部門之盈利及個人表現而決定。集團亦提供強積金及醫療福利給予所有香港僱員。國內僱員方面，集團按法規付退休計劃供款。於此報告時期，沒有僱員被授予購股權。

業務前景

本集團於來年繼續維持低銀行借貸，令本集團將減少銀行費用及利息。

得到新供應商之新經銷權後，將更進一步提高電子元器件經銷業務之滲透力及盈利能力。

於二極件製造方面，增加了雙金屬新引線生產設備後，玻璃二極管之成本將顯著減低。管理層現正與一個著名之國際客戶磋商，爭取該品牌之OEM生產合約。

本集團已與中國肇慶市之政府屬下機構訂立合約，購買其中一間合營公司之餘下全部股份(百分之三十九)。該公司主要擁有DO-41整流二極管及TO92三極管之生產設備。購入股份後，本集團能較具彈性去發展及整合生產形式，以達更佳經濟效益。

集團在國內厘田之先進新廠房及新SMD貼片設備安裝完成後，正與若干華EMS客戶商討將客戶之生產基地在今後數年遷往集團之新廠房。

管理層相信來年將會是開展業務的一年，先進管理及技術定會帶領集團超越其他競爭對手。

綜合損益表

截至二零零三年三月三十一日止年度

	附註	二零零三 千港元	(重列) 二零零二 千港元
營業額	2	773,487	733,574
銷售成本		(669,581)	(636,706)
毛利		103,906	96,868
其他收益		809	5,202
銷售開支		(21,551)	(19,630)
行政開支		(64,949)	(65,644)
經營盈利	3	18,215	16,796
融資成本		(764)	(3,701)
應佔共同控制實體虧損		(3,298)	(1,363)
除稅前盈利		14,153	11,732
稅項	4	(1,969)	(1,944)
除稅後盈利		12,184	9,788
少數股東權益		150	573
股東應佔盈利		12,334	10,361
股息	5	4,764	4,777
每股盈利			
一基本	6	7.76 仙	6.51 仙
一攤薄	6	7.75 仙	6.50 仙

5. 股息

	二零零三 千港元	二零零二 千港元
已派發中期股息 每普通股0.015港元 (二零零二年：0.02港元)	2,382	3,182
擬派末期 股息每普通股0.015港元 (二零零二年：0.01港元)	2,382	1,595
	4,764	4,777

6. **每股盈利**

每股基本及攤薄盈利是根據股東應佔盈利12,334,000港元（重列二零零二年：10,361,000港元）計算。

每股基本盈利乃按年內已發行普通股之加權平均數159,033,189股（二零零二年：159,121,600股）計算。

每股攤薄盈利根據159,033,189股（二零零二年：159,121,600股）普通股計算，即年內已發行普通股之加權平均數，加上假設所有未行使之購股權皆已行使而被視作以無償發行之加權平均數86,023股（二零零二年：319,113股）普通股計算。

7. **儲備**

	二零零三 千港元	二零零二 千港元
於四月一日重列	250,127	250,711
換算海外附屬公司及共同控制實體之賬目所引致之兌換損益	136	193
發行股份	133	—
回購股份	(261)	—
本年度盈利	12,334	10,361
已付末期股息	(1,595)	(7,956)
已付中期股息	(2,382)	(3,182)
於三月三十一日	258,492	250,127

最佳應用守則

除獨立非執行董事之任期並無訂明外，本公司於本財政年度內一直遵守上市規則附錄14載列之最佳應用守則之規定。

根據本公司組織章程細則規定，獨立非執行董事須於股東週年大會上輪值告退，並可膺選連任。

審核委員會

本公司根據上市規則附錄14所載之最佳應用守則，於一九九九年成立審核委員會。審核委員會就本集團審計範圍內的事項擔任董事會與公司核數師之間的重要橋樑。審核委員會亦負責檢討公司內部及外部審核工作，以及內部監控與風險評估等方面的效能。委員會由二位獨立非執行董事組成。委員會於本財政年度內已召開兩次會議。

購買、出售或贖回本公司之上市證券

截至二零零三年三月三十一日止年內，本公司於香港聯合交易所有限公司購回合共662,000股本公司每股面值0.10港元之股份，該等股份已全部註銷。購回股份之詳情如下：

交易月份／年份	購回股份數目	每股股份成交價 所付最高價 港元	每股股份成交價 所付最低價 港元	總額 (包括交易費用開支) 港元
二零零二年八月	522,000	0.54	0.46	261,147.56
二零零二年九月	120,000	0.50	0.42	57,770.89
二零零二年十月	20,000	0.40	0.40	8,110.96
	662,000			327,029.41

於香港交易所有限公司網頁刊登之年度業績

本集團截至二零零三年三月三十一日止年度之詳情盡業績（包括香港交易所上市規則附錄十六第45(1)至45(3)段規定之全部資料），將於適當時間在香港交易所有限公司網頁上刊載。

承董事會命
總裁
劉得遐

香港，二零零三年七月十六日

股東週年大會通告

茲通告台和商事控股有限公司（「本公司」）訂於二零零三年八月二十二日（星期五）下午三時三十分假座香港九龍麼地道64號九龍香格里拉酒店大堂低座2樓金菊及木蘭廳舉行二零零三年度股東週年大會，議程如下：

1. 省覽截至二零零三年三月三十一日止年度之經審核賬目及董事會報告書與核數師報告書；
2. 宣佈派發末期股息；
3. 重選董事及授權董事會釐定其酬金；
4. 重新委聘核數師及授權董事會釐定其酬金；及
5. 作為特別事項考慮並酌情通過或經修訂後通過下列普通決議案：

(1) 「動議：

(a) 在下文(c)段限制，一般及無條件批准本公司董事於「有關期間」（定義見下文）行使本公司之一切權力，以配發、發行及處理本公司股本中之額外股份，以及作出或授予行使此等權力可能需要之建議、協議及購股權；

(b) 上文(a)段之批准下，本公司董事亦獲授權於「有關期間」內作出或授予可能須於「有關期間」結束行使該項權力之建議、協議或購股權；

(c) 本公司董事依據上文(a)段所授予之所發行或有條件或無條件同意發行（不論是否根據購股權或其他方式）之股本，但依據(i)供股（定義見下文），或(ii)因本公司任何認股權證所附之認購權獲行使而發行之本公司股份，或(iii)根據本公司之購股權計劃及任何購股權計劃或類似安排授予或發行予本公司及／或其任何附屬公司僱員（包括執行董事）之股份或購入股份之權利而發行的本公司股份，或(iv)根據本公司組織章程細則，就發行及配發股份以代替本公司股份之全部或部份股息之任何以股代息計劃或類似安排而發行的本公司股份除外，該數額不得超過本決議案通過當日本公司已發行股本面值總額之20%，而所述之批准亦須以此為限；及

(d) 就本決議案而言：

「有關期間」乃指由本決議案通過之日直至下列較早時間止之期間：

(i) 本公司下屆股東週年大會結束時；

(ii) 本公司之公司組織章程細則或百慕達一九八一年公司法例或任何適用法例規定本公司召開下屆股東週年大會之期限屆滿之日；及

(iii) 本公司股東於股東大會上通過普通決議案予撤銷或修訂本決議案之日。

「供股」乃指本公司董事向於指定記錄日期內姓名被列入股東名冊上之股份持有人按其當時之持股量比例提呈發售本公司股份或發行購股權認購本公司股份，（惟本公司董事可就零碎股權或因任何地區之法例或認可監管機構或證券交易所之規定而產生之法律或實際問題作出其認為必須或適當取消若干股東在此方面之權利或作出其他安排）。」

(2) 「動議：

(a) 在下文(b)段之規限下，一般及無條件批准本公司董事於「有關期間」（定義見下文）內行使本公司之一切權力購回其本身之股份，惟須遵守及按照一切適用法例及規例、本公司之公司細則及香港聯合交易所有限公司之規定證券上市規則或任何其他證券交易所之規定不時經修訂本；

(b) 上文(a)段批准下，在有關期間內，所購回之本公司股份總面額不得超過本決議案通過當日期本公司已發行股本面值總額之百分之十，而上文之批准亦須受此為限制；及

(c) 就本決議案而言，「有關期間」乃指由本決議案通過之日至下列較早之期間：

(i) 本公司下屆股東週年大會結束時；

(ii) 本公司之公司組織細則或百慕達一九八一年公司法例任何適用法例規定本公司須召開下屆股東週年大會之期限屆滿之日；或

(iii) 本公司股東於股東大會上通過普通決議案予撤銷或修訂本決議案之日。」

(3) 「動議：

待載於大會通告內第5項第(1)及第(2)段普通決議案獲得通過後，將授予本公司董事根據載於大會通告內第5項第(1)段可行使本公司權力發行、配發及處理本公司股份之一般授權並擴大至適用於本公司自授予該項一般授權後，董事根據載於大會通告內第5項第(2)段行使購回股份之權力而購回之本公司股本中之股份面值總額，惟該數額不得超過本決議案通過當日本公司股本面值總額之10%。」

承董事會命
公司秘書
林白鵑

香港，二零零三年七月十六日

附註：

1. 凡有權出席股東週年大會並投票之股東均可委派一位或多位代表出席大會並代其投票。受委代表毋須為本公司股東。股東填妥及交回代表委任表格後，仍可親身出席大會並投票。
2. 代表委任表格連同簽署人之授權書或其他授權文件（如有），或經由公證人簽署證明之該等文件之副本，最遲須於大會舉行或其續會或選票（視情況而定）時間四十八小時前送達本公司香港股份過戶登記分處（雅柏勤證券登記有限公司於香港灣仔告士打道56號東亞銀行港灣中心地下），方為有效。
3. 本公司將於二零零三年八月十八日（星期一）至二零零三年八月二十二（星期五）（包括首尾兩日）期間暫停辦理股份過戶登記手續。為符合獲派末期股息之資格，所有股份過戶文件連同有關股票及過戶表格，最遲須於二零零三年八月十五日（星期五）下午四時前送達雅柏勤證券登記有限公司（地址為香港灣仔告士打道56號東亞銀行港灣中心地下）。
4. 載有關於上文第5項普通決議案進一步詳情之說明函件，將會連同二零零三年度年報寄予股東。